United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of March, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Notice of shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: March 29, 2005

GRUMA, S.A. DE C.V.
NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Board of Directors of GRUMA, S.A. DE C.V., by this notice the shareholders of the Company are called to the General Ordinary Shareholders' Meeting which shall be held on April 29, 2005 at 17:30 hours, in the ''Ministros'' Room of the Sheraton Ambassador Hotel located at Ave. Hidalgo Oriente No. 310, in Monterrey, Nuevo Leon, Mexico, in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL ORDINARY MEETING

  Discussion and, as the case may be, approval or amendment of the Board of Directors' report referred to in Article 172 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), for the fiscal year commencing on January 1 and ending December 31, 2004, regarding the operations of GRUMA, S.A. DE C.V., taking into account the Statutory Auditor's report..

  Presentation of the Audit Committee's annual report, with respect to its activities pursuant to article 14 Bis 3 of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and article Sixteenth of the Company's By-laws.

  Proposal and approval, if applicable, of the application of results for the period referred to in the first matter of this Agenda, including the procedure to be followed for the payment of dividends, if approved.

  Proposal for determining the maximum amount of funds to be used for the repurchase of shares of the Company, and presentation of the report on the operations made with the Company's own shares during the fiscal year 2004.

  Election of the members of the Board of Directors and the Statutory Auditor, and their respective alternates and determination of their fees.

  Designation of the members of the Audit Committee and determination of their fees.

  Designation of Special Delegates to comply with, and formalize, the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and approval, if applicable, of the Minutes.

In order to proceed to the execution of the Ordinary Shareholders' Meeting above notified, as provided by Articles 173 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law), 14 Bis 3, section VI, letter b) of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and thirty-fifth of the By-laws of the Company, the Board of Directors' report, the report of the Statutory Auditor, and the documentation related with the Agenda is, as of the date hereof, available to the Shareholders for review and analysis during office hours at the Company's offices located at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico.

In order to have the right to attend and vote at the corresponding Shareholders' Meeting, as provided by Articles 129 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law) and Article 78 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred in Article 14 Bis, 3 section VI, letter c), of the ''Ley del Mercado de Valores'' (Mexican Securities Law), which are available for the interested parties and the financial intermediaries of the Securities Market through the S.D. Indeval, S.A. de C.V.

Monterrey, Nuevo Leon, March 29, 2005

SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors